UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Kaspien Holdings Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

485837108

(CUSIP Number)

March 2, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	485837108

1	NAME OF REPORTING PERSON Neil S. Subin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF-AF-OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,612,932(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 300,084(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,612,932 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.2%(3)
14	TYPE OF REPORTING PERSON IN**

(1)	Represents the aggregate number of shares beneficially owned by the parties to the voting agreement described in Item 6 herein, including 325,126 shares of common stock (“common stock”) of Kaspien Holdings Inc. (the “Issuer”) issuable upon exercise of warrants. Mr. Subin disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

(2)	Represents (i) 1,750 shares of common stock owned by AMIL Of Ohio, LLC; (ii) 300 shares of common stock owned by Catherine C. Miller Irrevocable Trust DTD 3/26/91; (iii) 200 shares of common stock owned by Catherine C. Miller Trust A-2; (iv) 5,639 shares of common stock owned by Catherine C. Miller Trust A-3; (v) 22,448 shares of common stock owned by Catherine Miller Trust C; (vi) 300 shares of common stock owned by Kimberley S. Miller GST Trust DTD 12/17/1992; (vii) 26,105 shares of common stock owned by LIMFAM LLC; (viii) 1,359 shares of common stock owned by Lloyd I. Miller Trust A-1; (ix) 25,686 shares of common stock owned by Susan F. Miller Spousal Trust A-4; (x) 25,685 of common stock owned by Miller Family Education and Medical Trust (xi) 300 shares of common stock owned by Lloyd I. Miller, III Irrevocable Trust DTD 12/31/91; (xii) 59,490 shares of common stock owned by Lloyd I. Miller, III Revocable Trust DTD 01/07/97; (xiii) 3,128 shares of common stock owned by MILFAM I L.P.; (xiv) 123,619 shares of common stock owned by MILFAM II L.P.; (xv) 2,274 shares of common stock owned by MILFAM III LLC; and (xvi) 1,801 shares of common stock owned by Susan F. Miller. Mr. Subin is the President and Manager of MILFAM LLC, which serves as manager, general partner, or investment advisor of a number of the foregoing entities formerly managed or advised by the late Lloyd I. Miller, III, and he also serves as trustee of a number of a number of the foregoing trusts for the benefit of the family of the late Mr. Lloyd I. Miller, III, consequently, he may be deemed the beneficial owner of the shares specified in clauses (i) through (xvi) of the preceding sentence. Mr. Subin disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

(3)	The percentage reported in this Schedule 13D/A is based upon 2,492,568 shares of common stock outstanding according to the Issuer plus 325,126 shares of common stock of the Issuer that are issuable upon exercise of warrants.

**	See Item 2 and Item 5.

CUSIP No.	485837108

1	NAME OF REPORTING PERSON MILFAM LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF-AF-OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,612,932 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 237,893(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,612,932 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.2%(3)
14	TYPE OF REPORTING PERSON OO

(1)	Represents the aggregate number of shares beneficially owned by the parties to the voting agreement described in Item 6 herein, including 325,126 shares of common stock of the Issuer issuable upon exercise of warrants. MILFAM LLC disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

(2)	Represents (i) 1,750 shares of common stock owned by AMIL Of Ohio, LLC; (ii) 200 shares of common stock owned by Catherine C. Miller Trust A-2; (iii) 5,639 shares of common stock owned by Catherine C. Miller Trust A-3; (iv) 22,448 shares of common stock owned by Catherine Miller Trust C; (v) 26,105 shares of common stock owned by LIMFAM LLC; (vi) 1,359 shares of common stock owned by Lloyd I. Miller Trust A-1; (vii) 25,686 shares of common stock owned by Susan F. Miller Spousal Trust A-4; (viii) 25,685 of common stock owned by Miller Family Education and Medical Trust (ix) 3,128 shares of common stock owned by MILFAM I L.P.; (x) 123,619 shares of common stock owned by MILFAM II L.P.; and (xi) 2,274 shares of common stock owned by MILFAM III LLC. MILFAM LLC serves as manager, general partner, or investment advisor of the foregoing entities formerly managed or advised by the late Lloyd I. Miller, III, consequently, it may be deemed the beneficial owner of the shares specified in clauses (i) through (xi) of the preceding sentence. MILFAM LLC disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(3)	The percentage reported in this Schedule 13D/A is based upon 2,492,568 shares of common stock outstanding according to the Issuer plus 325,126 shares of common stock of the Issuer that are issuable upon exercise of warrants.

CUSIP No.	485837108

1	NAME OF REPORTING PERSON Alimco Financial Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1, 612,932 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 472,854(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1, 612,932 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.2%(3)
14	TYPE OF REPORTING PERSON CO

(1)	Represents the aggregate number of shares beneficially owned by the parties to the voting agreement described in Item 6 herein, including 325,126 shares of common stock of the Issuer issuable upon exercise of warrants. Alimco Financial Corporation disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	Represents 152,854 shares of common stock owned by Alimco Re Ltd. and 320,000 shares of common stock issuable to Alimco Re Ltd. upon exercise of a warrant held by it. Alimco Financial Corporation is the sole shareholder of Alimco Re Ltd., consequently it may be deemed to be the beneficial owner of 100% of the shares held by Alimco Re Ltd. Alimco Financial Corporation disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(3)	The percentage reported in this Schedule 13D/A is based upon 2,492,568 shares of common stock outstanding according to the Issuer plus 325,126 shares of common stock of the Issuer that are issuable upon exercise of warrants.

CUSIP No.	485837108

1	NAME OF REPORTING PERSON Alimco Re Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Islands of Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,612,932 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 472,854(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,612,932 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.2%(3)
14	TYPE OF REPORTING PERSON OO**

(1)	Represents the aggregate number of shares beneficially owned by the parties to the voting agreement described in Item 6 herein, including 325,126 shares of common stock of the Issuer issuable upon exercise of warrants. Alimco Re Ltd. disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	Represents 152,854 shares of common stock owned by it and 320,000 shares of common stock issuable to it upon exercise of a warrant.

(3)	The percentage reported in this Schedule 13D/A is based upon 2,492,568 shares of common stock outstanding according to the Issuer plus 325,126 shares of common stock of the Issuer that are issuable upon exercise of warrants.

**	See Item 5.

CUSIP No.	485837108

1	NAME OF REPORTING PERSON Jonathan Marcus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF-OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,312
	8	SHARED VOTING POWER 1,612,932 (1)
	9	SOLE DISPOSITIVE POWER 3,312
	10	SHARED DISPOSITIVE POWER 472,854(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,612,932 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.2%(3)
14	TYPE OF REPORTING PERSON IN

(1)	Represents the aggregate number of shares beneficially owned by the parties to the voting agreement described in Item 6 herein, including 325,126 shares of common stock of the Issuer issuable upon exercise of warrants. Mr. Marcus disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

(2)	Represents the shares held by Alimco Re Ltd. Mr. Marcus is the Chief Executive Officer of Alimco Financial Corporation, the sole shareholder of Alimco Re Ltd., and the Chief Executive Officer of Alimco Re Ltd., consequently, he may be deemed the beneficial owner of 100% of the shares held by Alimco Re. Ltd. Mr. Marcus disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

(3)	The percentage reported in this Schedule 13D/A is based upon 2,492,568 shares of common stock outstanding according to the Issuer plus 325,126 shares of common stock of the Issuer that are issuable upon exercise of warrants.

CUSIP No.	485837108

1	NAME OF REPORTING PERSON AMIL Of Ohio, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,612,932 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,750

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,612,932(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.2%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Represents the aggregate number of shares beneficially owned by the parties to the voting agreement described in Item 6 herein, including 325,126 shares of common stock of the Issuer issuable upon exercise of warrants. AMIL Of Ohio, LLC disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	The percentage reported in this Schedule 13D/A is based upon 2,492,568 shares of common stock outstanding according to the Issuer plus 325,126 shares of common stock of the Issuer that are issuable upon exercise of warrants.

CUSIP No.	485837108

1	NAME OF REPORTING PERSON Catherine C. Miller Irrevocable Trust dtd 3/26/91
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,612,932 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,612,932(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.2%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Represents the aggregate number of shares beneficially owned by the parties to the voting agreement described in Item 6 herein, including 325,126 shares of common stock of the Issuer issuable upon exercise of warrants. Catherine C. Miller Irrevocable Trust dtd 3/26/91 disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	The percentage reported in this Schedule 13D/A is based upon 2,492,568 shares of common stock outstanding according to the Issuer plus 325,126 shares of common stock of the Issuer that are issuable upon exercise of warrants.

CUSIP No.	485837108

1	NAME OF REPORTING PERSON Catherine C Miller Trust A-2
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,612,932(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,612,932 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.2%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Represents the aggregate number of shares beneficially owned by the parties to the voting agreement described in Item 6 herein, including 325,126 shares of common stock of the Issuer issuable upon exercise of warrants. Catherine C Miller Trust A-2 disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	The percentage reported in this Schedule 13D/A is based upon 2,492,568 shares of common stock outstanding according to the Issuer plus 325,126 shares of common stock of the Issuer that are issuable upon exercise of warrants.

CUSIP No.	485837108

1	NAME OF REPORTING PERSON Catherine C Miller Trust A-3
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,612,932(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,639

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,612,932(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.2%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Represents the aggregate number of shares beneficially owned by the parties to the voting agreement described in Item 6 herein, including 325,126 shares of common stock of the Issuer issuable upon exercise of warrants. Catherine C Miller Trust A-3 disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	The percentage reported in this Schedule 13D/A is based upon 2,492,568 shares of common stock outstanding according to the Issuer plus 325,126 shares of common stock of the Issuer that are issuable upon exercise of warrants.

CUSIP No.	485837108

1	NAME OF REPORTING PERSON Catherine Miller Trust C
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,612,932 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,448

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,612,932 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.2%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Represents the aggregate number of shares beneficially owned by the parties to the voting agreement described in Item 6 herein, including 325,126 shares of common stock of the Issuer issuable upon exercise of warrants. Catherine Miller Trust C disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	The percentage reported in this Schedule 13D/A is based upon 2,492,568 shares of common stock outstanding according to the Issuer plus 325,126 shares of common stock of the Issuer that are issuable upon exercise of warrants.

CUSIP No.	485837108

1	NAME OF REPORTING PERSON Kimberley S. Miller GST Trust dtd 12/17/1992
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,612,932(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,612,932 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.2%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Represents the aggregate number of shares beneficially owned by the parties to the voting agreement described in Item 6 herein, including 325,126 shares of common stock of the Issuer issuable upon exercise of warrants. Kimberley S. Miller GST Trust dtd 12/17/1992 disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	The percentage reported in this Schedule 13D/A is based upon 2,492,568 shares of common stock outstanding according to the Issuer plus 325,126 shares of common stock of the Issuer that are issuable upon exercise of warrants.

CUSIP No.	485837108

1	NAME OF REPORTING PERSON LIMFAM LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,612,932(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,105

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,612,932(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.2%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Represents the aggregate number of shares beneficially owned by the parties to the voting agreement described in Item 6 herein, including 325,126 shares of common stock of the Issuer issuable upon exercise of warrants. LIMFAM LLC disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	The percentage reported in this Schedule 13D/A is based upon 2,492,568 shares of common stock outstanding according to the Issuer plus 325,126 shares of common stock of the Issuer that are issuable upon exercise of warrants.

CUSIP No.	485837108

1	NAME OF REPORTING PERSON Lloyd I. Miller Trust A-1
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,612,932(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,359

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,612,932(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.2%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Represents the aggregate number of shares beneficially owned by the parties to the voting agreement described in Item 6 herein, including 325,126 shares of common stock of the Issuer issuable upon exercise of warrants. Lloyd I Miller Trust A-1 disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	The percentage reported in this Schedule 13D/A is based upon 2,492,568 shares of common stock outstanding according to the Issuer plus 325,126 shares of common stock of the Issuer that are issuable upon exercise of warrants.

CUSIP No.	485837108

1	NAME OF REPORTING PERSON Susan F. Miller Spousal Trust A-4
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,612,932(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,686

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,612,932(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.2%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Represents the aggregate number of shares beneficially owned by the parties to the voting agreement described in Item 6 herein, including 325,126 shares of common stock of the Issuer issuable upon exercise of warrants. Susan F. Miller Spousal Trust A-4disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	The percentage reported in this Schedule 13D/A is based upon 2,492,568 shares of common stock outstanding according to the Issuer plus 325,126 shares of common stock of the Issuer that are issuable upon exercise of warrants.

CUSIP No.	485837108

1	NAME OF REPORTING PERSON Miller Family Education and Medical Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,612,932(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,685

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,612,932(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.2%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Represents the aggregate number of shares beneficially owned by the parties to the voting agreement described in Item 6 herein, including 325,126 shares of common stock of the Issuer issuable upon exercise of warrants. Miller Family Education and Medical Trust disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	The percentage reported in this Schedule 13D/A is based upon 2,492,568 shares of common stock outstanding according to the Issuer plus 325,126 shares of common stock of the Issuer that are issuable upon exercise of warrants.

16

CUSIP No.	485837108

1	NAME OF REPORTING PERSON Lloyd I. Miller, III Irrevocable Trust dtd 12/31/91
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,612,932(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,612,932(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.2%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Represents the aggregate number of shares beneficially owned by the parties to the voting agreement described in Item 6 herein, including 325,126 shares of common stock of the Issuer issuable upon exercise of warrants. Lloyd I. Miller, III Irrevocable Trust dtd 12/31/91 disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	The percentage reported in this Schedule 13D/A is based upon 2,492,568 shares of common stock outstanding according to the Issuer plus 325,126 shares of common stock of the Issuer that are issuable upon exercise of warrants.

17

CUSIP No.	485837108

1	NAME OF REPORTING PERSON Lloyd I. Miller, III Revocable Trust dtd 01/07/97
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,612,932(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 59,490

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,612,932(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.2%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Represents the aggregate number of shares beneficially owned by the parties to the voting agreement described in Item 6 herein, including 325,126 shares of common stock of the Issuer issuable upon exercise of warrants. Lloyd I. Miller, III Revocable Trust dtd 01/07/97 disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	The percentage reported in this Schedule 13D/A is based upon 2,492,568 shares of common stock outstanding according to the Issuer plus 325,126 shares of common stock of the Issuer that are issuable upon exercise of warrants.

18

CUSIP No.	485837108

1	NAME OF REPORTING PERSON MILFAM I L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,612,932(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,128

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,612,932(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.2%(2)
14	TYPE OF REPORTING PERSON PN

(1)	Represents the aggregate number of shares beneficially owned by the parties to the voting agreement described in Item 6 herein, including 325,126 shares of common stock of the Issuer issuable upon exercise of warrants. MILFAM I L.P. disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	The percentage reported in this Schedule 13D/A is based upon 2,492,568 shares of common stock outstanding according to the Issuer plus 325,126 shares of common stock of the Issuer that are issuable upon exercise of warrants.

19

CUSIP No.	485837108

1	NAME OF REPORTING PERSON MILFAM II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,612,932(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 123,619

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,612,932(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.2%(2)
14	TYPE OF REPORTING PERSON PN

(1)	Represents the aggregate number of shares beneficially owned by the parties to the voting agreement described in Item 6 herein, including 325,126 shares of common stock of the Issuer issuable upon exercise of warrants. MILFAM II L.P. disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	The percentage reported in this Schedule 13D/A is based upon 2,492,568 shares of common stock outstanding according to the Issuer plus 325,126 shares of common stock of the Issuer that are issuable upon exercise of warrants.

20

CUSIP No.	485837108

1	NAME OF REPORTING PERSON MILFAM III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,612,932(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,274

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,612,932(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.2%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Represents the aggregate number of shares beneficially owned by the parties to the voting agreement described in Item 6 herein, including 325,126 shares of common stock of the Issuer issuable upon exercise of warrants. MILFAM III LLC disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	The percentage reported in this Schedule 13D/A is based upon 2,492,568 shares of common stock outstanding according to the Issuer plus 325,126 shares of common stock of the Issuer that are issuable upon exercise of warrants.

21

CUSIP No.	485837108

1	NAME OF REPORTING PERSON Susan F. Miller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,612,932(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,801

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,612,932(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.2%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Represents the aggregate number of shares beneficially owned by the parties to the voting agreement described in Item 6 herein, including 325,126 shares of common stock of the Issuer issuable upon exercise of warrants. Susan F. Miller disclaims beneficial ownership of any shares other than to the extent she may have a pecuniary interest therein.

(2)	The percentage reported in this Schedule 13D/A is based upon 2,492,568 shares of common stock outstanding according to the Issuer plus 325,126 shares of common stock of the Issuer that are issuable upon exercise of warrants.

22

SCHEDULE 13D/A

Introduction

This Amendment No. 1 to the Statement on Schedule 13D (this “Schedule 13D/A”) is filed on behalf of (i) Neil S. Subin; (ii) MILFAM LLC; (iii) Alimco Financial Corporation (“Alimco”); (iv) Alimco Re Ltd., a wholly-owned subsidiary of Alimco (“Alimco Re”); (v) Jonathan Marcus; (vi) AMIL Of Ohio, LLC; (vii) Catherine C. Miller Irrevocable Trust dtd 3/26/91; (viii) Catherine C Miller Trust A-2; (ix) Catherine C Miller Trust A-3; (x) Catherine Miller Trust C; (xi) Kimberley S. Miller GST Trust dtd 12/17/1992; (xii) LIMFAM LLC; (xiii) Lloyd I. Miller Trust A-1; (xiv) Susan F. Miller Spousal Trust A-4; (xv) Miller Family Education and Medical Trust (xvi) Lloyd I. Miller, III Irrevocable Trust dtd 12/31/91; (xvii) Lloyd I. Miller, III Revocable Trust dtd 01/07/97; (xviii) MILFAM I L.P.; (xix) MILFAM II L.P.; (xx) MILFAM III LLC; and (xxi) Susan F. Miller (such persons, trusts and entities named in the preceding items (i) through (xxi), collectively, the “Reporting Persons”).

This Schedule 13D/A is being filed to report the beneficial ownerships of the Reporting Persons following a transaction between Alimco Re, Kaspien Holdings Inc. (the “Company” or the “Issuer”), and certain other parties in which, inter alia, (i) Alimco Re made a loan to a subsidiary of the Issuer, (ii) Alimco Re received a warrant to purchase shares of common stock of the Issuer (the “Common Stock”), and (iii) Alimco Re and the Company entered into a registration rights agreement.

As a result of the provisions of the voting agreement described in Item 6 of this Schedule 13D/A, the Reporting Persons are members of a group (the “Group”) that also includes the Robert J. Higgins TWMC Trust; RJHDC, LLC; Mr. Thomas C. Simpson; Kick-Start I, LLC; Kick-Start III, LLC; and Kick-Start IV, LLC (such members of the group other than the Reporting Persons, the “Other Group Members”). This Schedule 13D/A is not filed on behalf of, and does not include cover pages for, the Other Group Members.

Some of the positions reported in this Schedule 13D/A were originally reported on a Schedule 13G filed by Mr. Subin on December 31, 2018 with respect to securities held by certain entities owned by or trusts for the benefit of the family of the late Mr. Lloyd I. Miller, III (the “Miller Family”) and other entities (such entities and trusts, the “Miller Entities”) and a Schedule 13G filed by Alimco on February 13, 2019. Certain of the Miller Entities hold approximately 85% of the outstanding shares of common stock of Alimco. The Reporting Persons disclaim beneficial ownership of any shares other than to the extent he, she or it may have a pecuniary interest therein.

Item 1. Security and Issuer

This Schedule 13D/A relates to the Common Stock of the Issuer, whose principal executive offices are located at 2818 N. Sullivan Road, Suite #130, Spokane Valley, Washington 99216.

Item 2. Identity and Background

(a), (b), (c) and (f). This statement is filed by:

(i) Mr. Subin, whose principal business address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Mr. Subin’s principal occupation is investing assets held, among others, by or on behalf of or for the benefit of the Miller Entities and other entities. Mr. Subin is a United States citizen.

(ii) MILFAM LLC, whose principal executive offices are located at 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. The principal business of MILFAM LLC is managing and investing assets held, among others, by or on behalf of or for the benefit of, and advising, certain of the Miller Entities and other entities. MILFAM LLC is a limited liability company formed under the laws of Delaware. Mr. Subin is the manager of MILFAM LLC.

(iii) Alimco, whose principal executive offices are located at 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Alimco is a diversified, national asset manager and alternative finance company that invests capital into small businesses. Alimco is a corporation formed under the laws of Delaware.

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(iv) Alimco Re, whose principal executive offices are located at 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. The principal business of Alimco Re is to hold investments. Alimco Re is a corporation formed under the laws of the Islands of Bermuda.

(v) Jonathan Marcus, whose principal business address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Mr. Marcus’ principal occupation is the management of Alimco and its subsidiaries. Mr. Marcus is a United States citizen.

(vi) AMIL Of Ohio LLC, whose principal business address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. The principal business of AMIL Of Ohio LLC is to hold investments. AMIL Of Ohio LLC, is a limited liability company formed under the laws of Delaware. MILFAM LLC is the manager of AMIL Of Ohio LLC.

(vii) Catherine C. Miller Irrevocable Trust dtd 3/26/91, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Catherine C. Miller Irrevocable Trust dtd 3/26/91 is a trust for the benefit of the Miller Family. To the extent such concept is applicable, the trust is a United States citizen. Mr. Subin is the trustee of Catherine C. Miller Irrevocable Trust dtd 3/26/91.

(viii) Catherine C Miller Trust A-2, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Catherine C Miller Trust A-2 is a trust for the benefit of the Miller Family. To the extent such concept is applicable, the trust is a United States citizen. MILFAM LLC is the Investment Advisor of Catherine C Miller Trust A-2.

(ix) Catherine C Miller Trust A-3, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Catherine C Miller Trust A-3 is a trust for the benefit of the Miller Family. To the extent such concept is applicable, the trust is a United States citizen. MILFAM LLC is the Investment Advisor of Catherine C Miller Trust A-3.

(x) Catherine Miller Trust C, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Catherine Miller Trust C is a trust for the benefit of the Miller Family. To the extent such concept is applicable, the trust is a United States citizen. MILFAM LLC is the Investment Advisor of Catherine Miller Trust C.

(xi) Kimberley S. Miller GST Trust dtd 12/17/1992, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Kimberley S. Miller GST Trust dtd 12/17/1992 is a trust for the benefit of the Miller Family. To the extent such concept is applicable, the trust is a United States citizen. Mr. Subin is the trustee of Kimberley S. Miller GST Trust dtd 12/17/1992.

(xii) LIMFAM LLC, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. The principal business of LIMFAM LLC is to hold investments. LIMFAM LLC is a limited liability company formed under the laws of Delaware. MILFAM LLC is the manager of LIMFAM LLC.

(xiii) Lloyd I. Miller Trust A-1, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Lloyd I. Miller Trust A-1 is a trust for the benefit of the Miller Family. To the extent such concept is applicable, the trust is a United States citizen. MILFAM LLC is the Investment Advisor of Lloyd I. Miller Trust A-1.

(xiv) Susan F. Miller Spousal Trust A-4, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Susan F. Miller Spousal Trust A-4is a trust for the benefit of the Miller Family. To the extent such concept is applicable, the trust is a United States citizen. Mr. Subin is the trustee of Susan F. Miller Spousal Trust A-4.

(xv) Miller Family Education and Medical Trust, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Miller Family Education and Medical Trust is a trust for the benefit of the Miller Family. To the extent such concept is applicable, the trust is a United States citizen. Mr. Subin is the trustee of Miller Family Education and Medical Trust.

(xvi) Lloyd I. Miller, III Irrevocable Trust dtd 12/31/91, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Lloyd I. Miller, III Irrevocable Trust dtd 12/31/91 is a trust for the benefit of the Miller Family. To the extent such concept is applicable, the trust is a United States citizen. Mr. Subin is the trustee of Lloyd I. Miller, III Irrevocable Trust dtd 12/31/91.

(xvii) Lloyd I. Miller, III Revocable Trust dtd 01/07/97, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Lloyd I. Miller, III Revocable Trust dtd 01/07/97 is a trust for the benefit of the Miller Family. To the extent such concept is applicable, the trust is a United States citizen. Mr. Subin is the trustee of Lloyd I. Miller, III Revocable Trust dtd 01/07/97.

24

(xviii) MILFAM I L.P, whose principal executive offices are located at 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. The principal business of MILFAM I L.P. is as an investment fund. MILFAM I L.P. is a limited partnership formed under the laws of Delaware. MILFAM LLC is the general partner of MILFAM I L.P.

(xix) MILFAM II L.P., whose principal executive offices are located at 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. The principal business of MILFAM II L.P. is as an investment fund. MILFAM II L.P. is a limited partnership formed under the laws of Delaware. MILFAM LLC is the general partner of MILFAM II L.P.

(xx) MILFAM III LLC, whose principal executive offices are located at 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. The principal business of MILFAM III LLC is as an investment fund. MILFAM III LLC is a limited liability company formed under the laws of Delaware. MILFAM LLC is the manager of MILFAM III LLC.

(xxi) Susan F. Miller, whose principal business address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Ms. Miller’s principal occupation is homemaker. Ms. Miller is a United States citizen.

Additional Information

The names, addresses and principal occupations of each of Alimco’s and Alimco Re’s executive officers and board of directors and any other persons ultimately in control of those entities are set forth below.

Alimco

Neil S. Subin, Director, whose principal business address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Mr. Subin’s principal occupation is investing assets held, among others, by or on behalf of or for the benefit of the Miller Entities and other entities. Mr. Subin is a United States citizen.

Jonathan Marcus, Chief Executive Officer and Director, whose principal business address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Mr. Marcus’ principal occupation is the management of Alimco and its subsidiaries. Mr. Marcus is a United States citizen.

Alan Howe, Director, whose principal business address is 10755 Scripps Poway Parkway, San Diego, California 92131. Mr. Howe’s principal occupation is as Managing Partner of Broadband Initiatives LLC, a boutique corporate advisory and consulting firm. Mr. Howe serves as a director and Vice Chairman of Determine. He also serves on other boards of directors. Mr. Howe is a United States citizen.

Skyler Wichers, whose principal business address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Mr. Wichers’ principal occupation is investing assets held, among others, by or on behalf of or for the benefit of the Miller Entities and other entities. Mr. Wichers is a United States citizen.

Alimco Re

Jonathan Marcus, Chief Executive Officer and Director, whose principal business address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Mr. Marcus’ principal occupation is the management of Alimco and its subsidiaries. Mr. Marcus is a United States citizen.

Robert Forness, Director, whose principal business address is 16 Burnaby Street, Hamilton Bermuda. Mr. Forness’ principal occupation is as Chief Executive Officer of Multi-Strat Holdings Ltd, a reinsurance firm headquartered in Bermuda. Mr. Forness is a United States citizen.

25

Dennis Johnson, Director, whose principal business address is 2928 Armfield Ave., Burlington, North Carolina 27215. Mr. Johnson’s principal occupation is as an advisor to the insurance industry. Mr. Johnson is a United States citizen.

Terence Power, Director, whose principal business address is 141 Front Street, Hamilton Bermuda. Mr. Power’s principal occupation is as President of Dyna Management Services Ltd., an advisory firm to the insurance industry. Mr. Power is a citizen of Ireland.

(d)

No Reporting Person has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). To the knowledge of the Reporting Persons, no person specified by Instruction C has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

No Reporting Person, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the knowledge of the Reporting Persons, no persons specified by Instruction C, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On March 30, 2020, (i) the Issuer, (ii) Etailz Inc. (“Etailz”), a wholly-owned subsidiary of the Issuer, (iii) any Loan Party Obligor thereto from time to time, (iv) the Lenders party thereto from time to time, including Alimco Re (collectively, the “Lenders”), and (v) TWEC Loan Collateral Agent, LLC, as collateral agent for the Lenders, entered into that certain Subordinated Loan and Security Agreement (the “Subordinated Loan Agreement”) pursuant to which the Lenders made a $5,224,800.00 secured term loan (the “Loan”) to Etailz with a scheduled maturity date of May 22, 2023. Alimco Re committed $2,718,00.00 of the total amount of the Loan (the “2020 Alimco Loan”).

In connection with the 2020 Alimco Loan, the Company issued to Alimco Re a warrant (the “2020 Alimco Warrant”) to purchase 127,208 shares of Common Stock (subject to adjustment in accordance with the terms of the 2020 Alimco Warrant) at an exercise price of $0.01 per share. Pursuant to that certain Exercise Notice dated February 11, 2021, Alimco Re, by cashless exercise, exercised its right to receive 127,169 shares of Common Stock.

The foregoing description of the Subordinated Loan Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.2 to the Current Report on Form 8-K, filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on March 31, 2020, and is incorporated herein by reference as Exhibit 99.1.

The foregoing description of the 2020 Alimco Warrant is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 4.1 to the Current Report on Form 8-K, filed by the Issuer with the SEC on March 31, 2020, and is incorporated herein by reference as Exhibit 99.2.

On March 2, 2022, (i) the Issuer, (ii) Kaspien Inc. (f/k/a Etailz Inc.), a subsidiary of the Issuer, and (iii) TWEC Loan Collateral Agent, LLC, as collateral agent for the Lenders, entered into that certain Amendment No. 2 to Subordinated Loan and Security Agreement (the “Amendment”) pursuant to which Alimco Re made a $5,000,000.00 secured term loan to Kaspien Inc. (the “2022 Alimco Loan”).

In connection with the 2022 Alimco Loan, the Company issued to Alimco Re a warrant (the “2022 Alimco Warrant” and, together with the 2020 Alimco Warrant, the “Alimco Warrants”) to purchase 320,000 shares of Common Stock (subject to adjustment in accordance with the terms of the Alimco Warrants) at an exercise price of $0.01 per share.

The foregoing description of the Amendment is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.2 to the Current Report on Form 8-K, filed by the Issuer with the SEC on March 8, 2022, and is incorporated herein by reference as Exhibit 99.5.

The foregoing description of the 2022 Alimco Warrant is qualified entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 4.1 to the Current Report on Form 8-K, filed by the Issuer with the SEC on March 8, 2022, and is incorporated herein by reference as Exhibit 99.7.

Item 4. Purpose of the Transaction

The Common Stock covered by this Schedule 13D/A, including the Common Stock issuable to Alimco Re upon exercise of the Alimco Warrants, was acquired for investment purposes in the ordinary course of business.

26

In addition, the purpose of the acquisition of the Alimco Warrants was to effect the Subordinated Loan Agreement, which was consummated on March 30, 2020, and the Amendment to such Subordinated Loan Agreement, which was consummated on March 2, 2022.

In connection with the Subordinated Loan Agreement, the Company, the Reporting Persons (other than Mr. Subin, MILFAM LLC, Alimco, and Mr. Marcus), and the Other Group Members entered into a Voting Agreement (the “Voting Agreement”) setting forth their agreements and understandings with respect to how shares of the Company’s capital stock held by the parties thereto will be voted with respect to (i) amending the Articles of Incorporation of the Company to set the size of the Board of Directors of the Company (the “Board”) at three directors, (ii) the designation, election, removal, and replacement of members of the Board and (iii) how shares of the Company’s capital stock held by the parties to the Voting Agreement will be voted on a Sale of the Company (as defined in the Voting Agreement) with respect to which there is a shareholder vote or some other action to take place during the ninety (90) days immediately following the date of the Voting Agreement. Pursuant to the Voting Agreement, Messrs. Jonathan Marcus and Thomas Simpson have been appointed as directors of the Company. Mr. Subin was also granted board observer rights.

In connection with the Amendment and issuance of the 2022 Alimco Warrant, the Company and Alimco Re entered into a Registration Rights Agreement (the “Registration Rights Agreement”) setting forth their agreements and understandings with respect to granting Alimco Re registration rights for the 2022 Warrant Shares (as defined below) and any other equity security of the Company issued or issuable with respect to 2022 Warrant Shares by way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.

Except in connection with the matters described in this Item 4 and elsewhere herein and matters contemplated hereby, the Reporting Persons do not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D/A. The Reporting Persons reserve the right to change plans and take any and all actions that such Reporting Persons may deem appropriate to maximize the value of their investments, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by them, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Reporting Persons in light of their general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. The Reporting Persons may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

The Reporting Persons will update this Schedule 13D/A as necessary and advisable to disclose any plans, proposals, or purposes with respect to the Issuer.

Item 5. Interest in Securities of the Issuer

(a) and (b).

The percentage reported in this Schedule 13D/A is based upon a total of 2,817,694 shares of Common Stock Outstanding (“Common Stock Outstanding”) which includes 2,492,568 shares of Common Stock outstanding according to the Issuer and 325,126 shares of common stock of the Issuer that are issuable upon exercise of warrants.

As members of the Group, each Reporting Person and each Other Group Member, may be deemed to share voting power over the aggregate number of shares, 1,612,932, held by all the members of the Group, constituting 57.2% of the Common Stock Outstanding. The Reporting Persons disclaim beneficial ownership of any shares other than to the extent he, she or it may have a pecuniary interest therein.

The aggregate number and percentage of shares of Common Stock over which each Reporting Person may have dispositive power are as follows:

i.	Mr. Subin is the President and Manager of MILFAM LLC, which serves as manager, general partner, or investment advisor of a number of the foregoing entities formerly managed or advised by the late Lloyd I. Miller, III, and Mr. Subin also serves as trustee of a number of the foregoing trusts for the benefit of the family of the late Mr. Lloyd I, Miller, III, consequently, he may be deemed to share dispositive power over 300,084 held by the entities and trusts specified in paragraphs (vi) through (xxi) below, constituting 10.6% of the shares of Common Stock Outstanding. Mr. Subin disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

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ii.	MILFAM LLC, serves as manager, general partner, or investment advisor of a number of the entities formerly managed or advised by the late Lloyd I. Miller, III, consequently, it may be deemed to share dispositive power over 237,893 held by the entities and trusts specified in paragraphs (vi), (viii), (ix), (x), (xii), (xiii), (xiv), (xv), (xviii) (xix) and (xx) below, constituting 8.4% of the shares of the Common Stock Outstanding. MILFAM LLC disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

iii.	Alimco, as the sole shareholder of Alimco Re, may be deemed to share dispositive power over a total of 472,854 shares of Common Stock consisting of 152,854 shares of Common Stock owned by Alimco Re and 320,000 shares of Common Stock issuable to Alimco Re upon exercise of the 2022 Alimco Warrant, constituting approximately 16.8% of the Common Stock Outstanding. Alimco disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

iv.	Alimco Re, through its ownership of 152,854 shares of Common Stock, and its right to receive 320,000 shares of Common Stock upon exercise of the 2022 Alimco Warrant may be deemed to share dispositive power over a total of 472,854 shares of Common Stock, constituting approximately 16.8% of the Common Stock Outstanding. Alimco Re disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

v.	Mr. Marcus has sole dispositive power over a total of 3,312 shares of Common Stock and, as the Chief Executive Officer of Alimco, may be deemed to share dispositive power over a total of 152,854 shares of Common Stock, and its right to receive 320,000 shares of Common Stock upon exercise of the 2022 Alimco Warrant may be deemed to share dispositive power over a total of 472,854 shares of Common Stock, constituting approximately 16.9% of the Common Stock Outstanding. Mr. Marcus disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

vi.	AMIL Of Ohio, LLC, as the owner of 1,750 shares of Common Stock, may be deemed to share dispositive power over 1,750 shares of Common Stock with MILFAM LLC and Mr. Subin, constituting 0.0% (0.06% when rounded to the nearest hundredth) of the Common Stock Outstanding. AMIL Of Ohio, LLC disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

vii.	Catherine C. Miller Irrevocable Trust dtd 3/26/91, as the owner of 300 shares of Common Stock, may be deemed to share dispositive power over 300 shares of Common Stock with Mr. Subin, constituting 0.0% (0.01% when rounded to the nearest hundredth) of the Common Stock Outstanding. Catherine C. Miller Irrevocable Trust dtd 3/26/91 disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

viii.	Catherine C Miller Trust A-2, as the owner of 200 shares of Common Stock, may be deemed to share dispositive power over 200 shares of Common Stock with MILFAM LLC and Mr. Subin, constituting 0.0% (0.01% when rounded to the nearest hundredth) of the Common Stock Outstanding. Catherine C Miller Trust A-2 disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

ix.	Catherine C Miller Trust A-3, as the owner of 5,639 shares of Common Stock, may be deemed to share dispositive power over 5,639 shares of Common Stock with MILFAM LLC and Mr. Subin, constituting 0.2% of the Common Stock Outstanding. Catherine C Miller Trust A-3 disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

x.	Catherine Miller Trust C, as the owner of 22,448 shares of Common Stock, may be deemed to share dispositive power over 22,448 shares of Common Stock with MILFAM LLC and Mr. Subin, constituting 0.8% of the Common Stock Outstanding. Catherine Miller Trust C disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

xi.	Kimberley S. Miller GST Trust dtd 12/17/1992, as the owner of 300 shares of Common Stock, may be deemed to share dispositive power over 300 shares of Common Stock with Mr. Subin, constituting 0.0% (0.01% when rounded to the nearest hundredth) of the Common Stock Outstanding. Kimberley S. Miller GST Trust dtd 12/17/1992 disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

xii.	LIMFAM LLC, as the owner of 26,105 shares of Common Stock, may be deemed to share dispositive power over 26,105 shares of Common Stock with MILFAM LLC and Mr. Subin, constituting 0.9% of the Common Stock Outstanding. LIMFAM LLC disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

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xiii.	Lloyd I Miller Trust A-1, as the owner of 1,359 shares of Common Stock, may be deemed to share dispositive power over 1,359 shares of Common Stock with MILFAM LLC and Mr. Subin, constituting 0.0% (0.04% when rounded to the nearest hundredth) of the Common Stock Outstanding. Lloyd I Miller Trust A-1 disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

xiv.	Susan F. Miller Spousal Trust A-4, as the owner of 25,686 shares of Common Stock, may be deemed to share dispositive power over 25,686 shares of Common Stock with MILFAM LLC and Mr. Subin, constituting 0.9% of the Common Stock Outstanding. Susan F. Miller Spousal Trust A-4 disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

xv. xvi.

Miller Family Education and Medical Trust, as the owner of 25,685 shares of Common Stock, may be deemed to share dispositive power over 25,685 shares of Common Stock with MILFAM LLC and Mr. Subin, constituting 0.9% of the Common Stock Outstanding. Miller Family Education and Medical Trust disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

Lloyd I. Miller, III Irrevocable Trust dtd 12/31/91, as the owner over 300 shares of Common Stock, may be deemed to share dispositive power of 300 shares of Common Stock with Mr. Subin, constituting 0.0% (0.01% when rounded to the nearest hundredth) of the Common Stock Outstanding. Lloyd I. Miller, III Irrevocable Trust dtd 12/31/91 disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

xvii.	Lloyd I. Miller, III Revocable Trust dtd 01/07/97, as the owner over 59,490 shares of Common Stock, may be deemed to share dispositive power of 59,490 shares of Common Stock with Mr. Subin, constituting 2.1% of the Common Stock Outstanding. Lloyd I. Miller, III Revocable Trust dtd 01/07/97 disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

xviii.	MILFAM I L.P., as the owner of 3,128 shares of Common Stock, may be deemed to share dispositive power over 3,128 shares of Common Stock with MILFAM LLC and Mr. Subin, constituting 0.1% of the Common Stock Outstanding. MILFAM I L.P. disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

xix.	MILFAM II L.P., as the owner of 123,619 shares of Common Stock, may be deemed to share dispositive power over 123,619 shares of Common Stock with MILFAM LLC and Mr. Subin, constituting 4.4% of the Common Stock Outstanding. MILFAM II L.P. disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

xx.	MILFAM III LLC, as the owner of 2,274 shares of Common Stock, may be deemed to share dispositive power over 2,274 shares of Common Stock with MILFAM LLC and Mr. Subin, constituting 0.0% (0.08% when rounded to the nearest hundredth) of the Common Stock Outstanding. MILFAM III LLC disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

xxi.	Susan F. Miller, as the owner of 1,801 shares of Common Stock, may be deemed to share dispositive power over 1,801 shares of Common Stock with Mr. Subin, constituting 0.0% (0.06% when rounded to the nearest hundredth) of the Common Stock Outstanding. Susan F. Miller disclaims beneficial ownership of any shares other than to the extent she may have a pecuniary interest therein.

(c) The description of the Subordinated Loan Agreement and the Amendment under Item 3 of this Schedule 13D/A is incorporated herein by reference in its entirety. The descriptions of the Alimco Warrants and Voting Agreement under Item 6 of this Schedule 13D/A are incorporated herein by reference in their entirety.

(d) Persons other than the Reporting Persons have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

(e) Not applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

2020 Common Stock Purchase Warrant

In order to induce Alimco Re to enter into the Subordinated Loan Agreement and in consideration of the substantial direct and indirect benefit derived by the Company from the making of the loans under the Subordinated Loan Agreement, the Company also entered into the 2020 Alimco Warrant with Alimco Re, pursuant to which Alimco Re has a right to purchase from the Company, up to 127,208 shares of Common Stock, (the “2020 Warrant Shares”) at an exercise price of $0.01 per share. The 2020 Alimco Warrant is exercisable during the period commencing on March 30, 2020 and ending on the earlier of (a) 5:00 p.m. Eastern Standard Time on the five (5)-year anniversary thereof, or if such day is not a business day on the next succeeding business day, or (b) the occurrence of certain consolidations, mergers or similar extraordinary events involving the Company. The 2020 Alimco Warrant provides for certain adjustments that may be made to the number of 2020 Warrant Shares issuable upon exercise due to customary anti-dilution provisions based on future corporate events. In addition, in connection with certain consolidations, mergers or similar extraordinary events involving the Company, immediately prior to any such event, the 2020 Alimco Warrant will be automatically converted into the right to receive the number of shares of Common Stock for which the 2020 Alimco Warrant is exercisable at such time. Pursuant to that certain Exercise Notice dated February 11, 2021, Alimco Re, by cashless exercise, exercised its right to receive 127,169 shares of the Common Stock.

The foregoing description of the 2020 Alimco Warrant is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 4.1 to the Current Report on Form 8-K, filed by the Issuer with the SEC on March 31, 2020, and is incorporated herein by reference as Exhibit 99.2.

Voting Agreement

On March 30, 2020, the Company, the Reporting Persons (other than Mr. Subin, MILFAM LLC, Alimco, and Mr. Marcus), and the Other Group Members entered into the Voting Agreement setting forth their agreements and understandings with respect to how shares of the Company’s capital stock held by the parties thereto will be voted with respect to (i) amending the Articles of Incorporation of the Company to set the size of the Board of Directors of the Company at three directors, (ii) the designation, election, removal, and replacement of members of the Board and (iii) how shares of the Company’s capital stock held by the parties to the Voting Agreement will be voted on a Sale of the Company (as defined in the Voting Agreement) with respect to which there is a shareholder vote or some other action to take place during the ninety (90) days immediately following the date of the Voting Agreement. Pursuant to the Voting Agreement, Messrs. Jonathan Marcus and Thomas Simpson have been appointed as directors of the Company. Mr. Subin was also granted board observer rights.

The foregoing description of the Voting Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 4.2 to the Current Report on Form 8-K, filed by the Issuer with the SEC on March 31, 2020, and is incorporated herein by reference as Exhibit 99.3.

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Registration Rights Agreement

In connection with the Amendment and issuance of the 2022 Alimco Warrant, the Company and Alimco Re entered into a Registration Rights Agreement setting forth their agreements and understandings with respect to granting Alimco Re registration rights for the 2022 Warrant Shares and any other equity security of the Company issued or issuable with respect to 2022 Warrant Shares by way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Current Report on Form 8-K, filed by the Issuer with the SEC on March 8, 2022, and is incorporated herein by reference as Exhibit 99.6.

2022 Common Stock Purchase Warrant

In order to induce Alimco Re to enter into the Amendment and in consideration of the substantial direct and indirect benefit derived by the Company from the making of the loans under the Subordinated Loan Agreement, the Company also entered into the 2022 Alimco Warrant with Alimco Re, pursuant to which Alimco Re has a right to purchase from the Company, up to 320,000 shares of Common Stock, (the “2022 Warrant Shares”) at an exercise price of $0.01 per share. The 2022 Alimco Warrant is exercisable during the period commencing on March 2, 2022 and ending on the earlier of (a) 5:00 p.m. Eastern Standard Time on the five (5)-year anniversary thereof, or if such day is not a business day on the next succeeding business day, or (b) the occurrence of certain consolidations, mergers or similar extraordinary events involving the Company. The 2022 Alimco Warrant provides for certain adjustments that may be made to the number of 2022 Warrant Shares issuable upon exercise due to customary anti-dilution provisions based on future corporate events. In addition, in connection with certain consolidations, mergers or similar extraordinary events involving the Company, immediately prior to any such event, the 2022 Alimco Warrant will be automatically converted into the right to receive the number of shares of Common Stock for which the 2022 Alimco Warrant is exercisable at such time.

The foregoing description of the 2022 Alimco Warrant is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 4.1 to the Current Report on Form 8-K, filed by the Issuer with the SEC on March 8, 2022, and is incorporated herein by reference as Exhibit 99.7.

Item 7. Materials to be Filed as Exhibits:

99.1	Subordinated Loan and Security Agreement, dated as of March 30, 2020 (incorporated by reference to Exhibit 10.2 of the Issuer’s Form 8-K (File No. 0-14818), filed with the SEC on March 31, 2020).
99.2	Common Stock Purchase Warrant, dated as of March 30, 2020 (incorporated by reference to Exhibit 99.2 of the Reporting Persons’ Schedule 13D, filed with the SEC on April 9, 2020).
99.3	Voting Agreement, dated as of March 30, 2020 (incorporated by reference to Exhibit 4.2 of the Issuer’s Form 8-K (File No. 0-14818), filed with the SEC on March 31, 2020).
99.4	Joint Filing Agreement, dated April 7, 2020 (incorporated by reference to Exhibit 99.4 of the Reporting Persons’ Schedule 13D, filed with the SEC on April 9, 2020).
99.5	Amendment No. 2 to Subordinated Loan and Security Agreement, dated as of March 2, 2022 (incorporated by reference to Exhibit 10.2 of the Issuer’s Form 8-K (File No. 0-14818), filed with the SEC on March 8, 2022).
99.6	Registration Rights Agreement, dated as of March 2, 2022 (incorporated by reference to Exhibit 10.3 of the Issuer’s Form 8-K (File No. 0-14818), filed with the SEC on March 8, 2022).
99.7	Common Stock Purchase Warrant, dated as of March 2, 2022 (incorporated by reference to Exhibit 4.1 of the Issuer’s Form 8-K (File No. 0-14818), filed with the SEC on March 8, 2022).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2022

/s/ Neil S. Subin
Neil S. Subin

MILFAM LLC

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Manager

ALIMCO FINANCIAL CORPORATION

By:	/s/ Jonathan Marcus
Name:	Jonathan Marcus
Title:	CEO

ALIMCO RE LTD.

By:	/s/ Jonathan Marcus
Name:	Jonathan Marcus
Title:	CEO

/s/ Jonathan Marcus
Jonathan Marcus

AMIL of Ohio, LLC

By:	MILFAM LLC
Its:	Manager

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Manager

Catherine C. Miller Irrevocable Trust dtd 3/26/91

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Trustee

Catherine C. Miller Trust A-2

By:	MILFAM LLC
Its:	Investment Advisor

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Manager

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2022

Catherine C. Miller Trust A-3

By:	MILFAM LLC
Its:	Investment Advisor

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Manager

Catherine Miller Trust C

By:	MILFAM LLC
Its:	Investment Advisor

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Manager

Kimberley S. Miller GST Trust dtd 12/17/1992

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Trustee

LIMFAM LLC

By:	MILFAM LLC
Its:	Manager

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Manager

Lloyd I. Miller Trust A-1

By:	MILFAM LLC
Its:	Investment Advisor

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Manager

Susan f. miller spousal trust

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Trustee

MILLER FAMILY EDUCATION AND MEDICAL TRUST

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Trustee

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2022

Lloyd I. Miller, III Irrevocable Trust dtd 12/31/91

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Trustee

Lloyd I. Miller, III Revocable Trust dtd 01/07/97

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Trustee

MILFAM I L.P.

By:	MILFAM LLC
Its:	General Partner

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Manager

MILFAM II L.P.

By:	MILFAM LLC
Its:	General Partner

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Manager

MILFAM III LLC

By:	MILFAM LLC
Its:	Manager

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Manager

/s/ Susan F. Miller
Susan F. Miller